UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Mission NewEnergy Limited
(Name of Issuer)

Ordinary Shares, $0.00 par value
(Title of Class of Securities)

Q62163110
(CUSIP Number)

Guy Burnett
Chief Financial Officer and Company Secretary
Unit B2, 431 Roberts Rd.
Subiaco, Western Australia 6008, Australia
+61 08 6313 3975
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. Q62163110	Page 2 of 5

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Westcliff Trust 46-6284320
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☑
3.	SEC Use Only.
4.	Source of Funds (See Instructions). OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0
14.	Type of Reporting Person (See Instructions). OO (trust)

CUSIP No. Q62163110	Page 3 of 5

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to the Ordinary Shares of Mission NewEnergy Limited, an Australian corporation (the “Issuer”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Issuer is Unit 2B, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by Westcliff Trust, a trust formed under the laws of the State of Texas (the “Trust”).

(b) The address of the principal office of the Trust is 7941 Katy Freeway #529, Houston, Texas 77024.

(c) The principal business of the Trust is to hold, administer, and distribute its assets for the benefit of its beneficiaries.

(d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 24, 2012, the Trust purchased 63,238 of the Issuer’s A$65 face-value Series 2 Convertible Notes, which bore interest at a rate of 4.00% per annum, payable semi-annually, and had a conversion ratio of one note to four Ordinary Shares, resulting in a conversion price of A$16.50 per share (the “Series 2 Notes”), from SLW International, LLC, an entity owned by Stephen L. Way, the creator of the Trust for the benefit of his minor children.  The Trust purchased such Series 2 Notes for the purchase price of $402,187.50, 10% of which was paid in cash with funds contributed to the Trust by Mr. Way and the remaining 90% of which was borrowed by the Trust from Muragai Financial, LLC, an entity also controlled by Mr. Way.  Such loan was evidenced by a promissory note bearing interest at the rate of 0.25% and becoming due on August 1, 2015 and was secured by such Series 2 Notes held by the Trust.

 On November 23, 2012, the Issuer and the holders of the Series 2 Notes effected an exchange of all outstanding Series 2 Notes for newly issued Series 3 Convertible Notes of the Issuer with a face value of A$65, which bear no coupon/interest payments and have a conversion ratio of one note to 433 Ordinary Shares, resulting in a conversion price of A$0.15 per share (the “Series 3 Notes”), in a transaction approved by the holders of the Issuer’s Ordinary Shares. As a result of this exchange, the Trust received 63,238 Series 3 Notes.

On December 20, 2013, the Trust, SLW International, LLC, and Eastwood Trust entered into a Note Purchase Agreement with Noble Haus Asia Ltd. (“Noble Haus”) pursuant to which the Trust agreed to dispose of all of its Series 3 Notes to Noble Haus. Such transaction was consummated on February 3, 2014.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Trust’s original acquisition of securities of the Issuer was investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Trust no longer has any beneficial ownership in any securities of the Issuer, as a result of the disposition of all of the Series 3 Notes held by the Trust to Noble Haus on February 3, 2014.

(b) The Trust does not have sole or shared voting power over, or sole or shared power to dispose of, any securities of the Issuer.

(c) Except as described in this Amendment, the Trust has not effected any transaction in the Ordinary Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) The Trust ceased to be the beneficial owner of more than five percent of the class of securities identified pursuant to Item 1 on February 3, 2014.

CUSIP No. Q62163110	Page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this Amendment, there are no contracts, arrangements or understandings between the Trust and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Purchase and Sale Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on March 6, 2013)
Exhibit 2:	Note Purchase Agreement, dated December 20, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust, and Noble Haus Asia Ltd.
___________________

CUSIP No. Q62163110	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
Date
/s/ John Knox, Jr.
Signature

John Knox, Jr. Trustee, Westcliff Trust
Name/Title